UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

January 15, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER PROVIDES UPDATE ON RESOURCE ESTIMATES

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) wishes to provide the following update on the NI43-101 resource estimates being prepared for the Company by Wardrop Engineering (Wardrop) of Vancouver, B.C.

Wardrop has now delivered preliminary numbers for an updated NI 43-101 compliant resource estimate for the La Gloria and Las Palmitas Zones on the Mapimi Project in northeastern Durango State, Mexico. The new estimate includes the twenty-nine core holes, representing 6,298 metres, completed during Great Panther’s Phase I drilling program in the first half of 2007. In the current estimate, Wardrop has used different parameters than in the previous resource, estimated in 2006 from the 1997-98 reverse circulation and core drilling of Coeur d’Alene Mines Corp., and has changed portions of the geological interpretation. As such, the Company is reviewing the new estimate with Wardrop personnel. It is anticipated that this process could take several weeks.

The resource update for the Topia Mine will include certain drilling and underground sampling by Great Panther conducted since the 2006 resource estimate but will need to account for any material mined out of the 2006 resource. Wardrop has informed the Company that the new estimate is now expected in late February / early March.

In addition, a second drill is being added to the deep underground drilling program at Great Panther’s Guanajuato Mine, where initial drilling and underground development have encountered strong silver-gold mineralization. The second drill will speed up the delineation of a new deep resource where there has been no previous mining. It is the Company’s objective to have the first NI43-101 resource estimate for this area by the end of 2008.

Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Mapimi Project, and the Topia and Guanajuato Mines under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Robert A. Archer

Robert A. Archer

President and CEO

Date: January 15, 2008